Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Registration Statement No. 333-163040

Subject Company: Merix Corporation
Commission File No. 001-33752

VIA EMAIL TO EMPLOYEES ON FEBRUARY 8, 2010

Today, our shareholders approved the merger of Merix and Viasystems.  This is exciting news as it moves us one step closer to significantly expanding our business

The merger gives us a more comprehensive industry foothold and expands our customer base.  Viasystems and Merix were complementary companies – and together we have created a new, world-class company.  As we have stated all along, we expect the impact to be minimal for our company employees and even less – if any – at our plants.

The Merix management team and I believe the combination of Merix and Viasystems presents a terrific opportunity for our employees, customers, suppliers and investors.   With 13,000 employees primarily in North America and Asia, the new company will be well-positioned for growth in 2010.

Our value proposition has been our ability to offer quick turn to volume production capabilities across a wide technology spectrum on a global scale.   This proposition has been embraced by our growing customer base in both North America and Europe. The merger represents the validation of our value proposition while accelerating our vision by at least three years.

What’s next?

For Merix, it is still business as usual. Our customers are our top priority, and we should all stay focused on serving them in the exceptional way to which they have become accustomed.

For Viasystems, the next step is to file for approval of the merger with the state of Oregon.  This approval is expected in the coming days, after which, the merger will be officially completed.

On behalf of the entire Merix management team, thank you for all that you do for our company.

You have helped make us the successful company we are today.

Michael Burger
Chief Executive Officer
Merix Corporation

Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the Securities and  Exchange Commission (the “SEC”).  Viasystems has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.  Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information. The definitive proxy statement/prospectus and other documents that have or will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus Merix filed with the SEC on January 4, 2010.